Exhibit 99.1

Alibaba Group Announces March Quarter and Full Fiscal Year 2022 Results

Hangzhou, China, May 26, 2022 – Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter and fiscal year ended March 31, 2022.

“Alibaba delivered on the goal of serving one billion annual active consumers in China this past quarter and achieved a record RMB 8,317 billion in global GMV for the fiscal year. Despite macro challenges that impacted supply chains and consumer sentiment, we continued to focus on customer value proposition and building the capabilities to deliver value. We saw tangible progress across our businesses, especially in operational improvements in key strategic areas,” said Daniel Zhang, Chairman and Chief Executive Officer of Alibaba Group. “Looking ahead, we will continue to execute on our multi-engine growth strategy by strengthening our digital infrastructure and focusing on quality growth to create long-term value for our customers, shareholders and other stakeholders across our ecosystem.”

“We delivered healthy results this quarter with revenue growth of 9% year-over-year. Total revenue for the fiscal year grew 19% year-over-year, despite a challenging macro environment. Our continued investments in strategic initiatives have generated promising growth momentum and improved operating efficiency,” said Toby Xu, Chief Financial Officer of Alibaba Group. “Looking ahead to fiscal year 2023, we will firmly focus on generating sustainable, high-quality revenue growth and optimizing our operating cost structure to enhance overall return amidst these uncertain times.”

BUSINESS HIGHLIGHTS

In the quarter ended March 31, 2022:

•	Revenue was RMB204,052 million (US$32,188 million), an increase of 9% year-over-year that was primarily driven by the revenue growth of the China commerce segment by 8% year-over-year to RMB140,330 million (US$22,137 million), Local consumer services segment by 29% year-over-year to RMB10,445 million (US$1,647 million) and Cloud segment by 12% year-over-year to RMB18,971 million (US$2,993 million).

•	Annual active consumers of Alibaba Group across the world reached approximately 1.31 billion for the twelve months ended March 31, 2022, an increase of 28.3 million from the twelve months ended December 31, 2021. This included over 1 billion consumers in China, a historic milestone, and 305 million consumers overseas, representing quarterly net increases of approximately 24.6 million and 3.7 million, respectively, and annual net increases of 113 million and 64 million, respectively.

•	Income from operations was RMB16,717 million (US$2,637 million), compared to a loss from operations of RMB7,663 million in the same quarter of 2021. Excluding one-off and certain other items as identified in “March Quarter Operational and Financial Results” below, income from operations would have decreased by RMB6,894 million year-over-year primarily due to our increased investments in Taocaicai and Taobao Deals, the continued impact of COVID-19 as well as asset impairment and special provisions made by Sun Art. Adjusted EBITA, a non-GAAP measurement, decreased 30% or RMB6,801 million year-over-year to RMB15,811 million (US$2,494 million).

•	Net loss attributable to ordinary shareholders was RMB16,241 million (US$2,562 million) and net loss was RMB18,357 million (US$2,896 million), primarily due to decreases in the market prices of our equity investments in publicly-traded companies, which we excluded from our non-GAAP measures, partly offset by income from operations. Non-GAAP net income was RMB19,799 million (US$3,123 million), a decrease of 24% year-over-year.

•	Diluted loss per ADS was RMB6.07 (US$0.96) and diluted loss per share was RMB0.76 (US$0.12 or HK$0.94). Non-GAAP diluted earnings per ADS was RMB7.95 (US$1.25), a decrease of 23% year-over-year and non-GAAP diluted earnings per share was RMB0.99 (US$0.16 or HK$1.22), a decrease of 23% year-over-year.

•	Net cash used in operating activities was RMB7,040 million (US$1,111 million). Free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB15,070 million (US$2,377 million), compared to an outflow of RMB658 million in the same quarter of 2021, mainly due to the payment of the final installment of RMB9,114 million (US$1,438 million) of the RMB18,228 million fine levied by China’s State Administration for Market Regulation pursuant to China’s Anti-monopoly Law (the “Anti-monopoly Fine”), and a decrease in profit.

In the fiscal year ended March 31, 2022:

•	Revenue was RMB853,062 million (US$134,567 million), an increase of 19% year-over-year that was primarily driven by the revenue growth of the China commerce segment by 18% year-over-year to RMB592,705 million (US$93,497 million), Cloud segment by 23% year-over-year to RMB74,568 million (US$11,763 million) and International commerce segment by 25% year-over-year to RMB61,078 million (US$9,635 million). Excluding the consolidation of Sun Art, our revenue would have grown 14% year-over-year to RMB770,734 million (US$121,580 million).

•	Income from operations was RMB69,638 million (US$10,985 million), a decrease of 22% year-over-year. Excluding one-off and certain other items as identified in “Full Fiscal Year Operational and Financial Results” below, income from operations would have decreased by RMB41,683 million year-over-year, primarily due to our increased investments in Taobao Deals and Taocaicai, our increased spending for user growth, as well as our support to merchants. Adjusted EBITA, a non-GAAP measurement, decreased 23% or RMB40,056 million year-over-year to RMB130,397 million (US$20,570 million).

•	Net income attributable to ordinary shareholders was RMB61,959 million (US$9,774 million) and net income was RMB47,079 million (US$7,427 million), showing year-over-year decreases of 59% and 67%, respectively, primarily due to the net losses arising from decreases in the market prices of our equity investments in publicly-traded companies, compared to net gains from these investments in last year, which we excluded from our non-GAAP measures. Non-GAAP net income was RMB136,388 million (US$21,515 million), a decrease of 21% year-over-year.

•	Diluted earnings per ADS was RMB22.74 (US$3.59) and diluted earnings per share was RMB2.84 (US$0.45 or HK$3.50). Non-GAAP diluted earnings per ADS was RMB52.69 (US$8.31), a decrease of 19% year-over-year and non-GAAP diluted earnings per share was RMB6.59 (US$1.04 or HK$8.13), a decrease of 19% year-over-year.

•	Net cash provided by operating activities was RMB142,759 million (US$22,520 million), a decrease of 38% compared to RMB231,786 million in fiscal year 2021. Free cash flow, a non-GAAP measurement, was RMB98,874 million (US$15,597 million), a decrease of 43% year-over-year from RMB172,662 million in fiscal year 2021, mainly due to a decrease in profit and the full payment in the amount of RMB18,228 million of the Anti-monopoly Fine.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Alibaba Group

For the twelve months ended March 31, 2022, our global consumer-facing businesses served approximately 1.31 billion annual active consumers and generated RMB8,317 billion (US$1,312 billion) in GMV. Our China consumer-facing businesses, including those in China commerce, Local consumer services and Digital media and entertainment segments, generated GMV of approximately RMB7,976 billion (US$1,258 billion). The combined annual active consumers, after de-duplication, of our consumer-facing businesses in China reached a historic milestone of over 1 billion, up approximately 113 million year-over-year and slightly exceeded our target for fiscal year 2022. Our International commerce retail business, which mainly include Lazada, AliExpress, Trendyol and Daraz, generated GMV of approximately US$54 billion (RMB341 billion) and served 305 million annual active consumers in the twelve months ended March 31, 2022.

Our digital infrastructure, such as smart logistics and cloud computing, which enables and underpins our major commerce, local services and entertainment businesses, equips us with unique technology-driven capabilities to meet changing consumer demand and help our enterprise customers and partners achieve digital transformation in China and internationally. We are committed to investing and developing these digital infrastructure businesses, which we believe will support sustainable growth and yield attractive returns on investment over the long term.

China Commerce

For the twelve months ended March 31, 2022, our China commerce segment had a combined 903 million annual active consumers, representing annual and quarterly net increases of 89 million and 21 million, respectively. The solid consumer growth for the segment reflected the successful execution of our multi-app strategy to create personalized, immersive and engaging experiences for different consumption scenarios and formats, which help attract and retain users of different demographics and shopping behaviors to our commerce ecosystem. The percentage of new annual active consumers from less developed areas continued to be over 70% in fiscal year 2022 and was higher compared to fiscal year 2021.

Taobao and Tmall are an important part of Chinese consumers’ everyday lives and continue to achieve high consumer retention. In fiscal year 2022, more than 124 million annual active consumers each spent over RMB10,000 on Taobao and Tmall. Approximately 98% of annual active consumers who spent over RMB10,000 on Taobao and Tmall in fiscal year 2021 continued to be active in fiscal year 2022. During the year ended March 31, 2022, online physical goods GMV of Taobao and Tmall, excluding unpaid orders, recorded year-over-year low single-digit growth. In the March quarter, the combined GMV growth of January and February was flat, and the overall GMV of the quarter had a low single-digit decline, mainly due to disruptions in supply chain and logistics, as well as demand softening, as a result of the impact of COVID-19 in March.

Taobao Deals (淘特), our value-for-money platform, helped us drive more first-time shoppers into our e-commerce ecosystem. For the twelve months ended March 31, 2022, annual active consumers on Taobao Deals reached a milestone of over 300 million, a quarterly net increase of over 20 million. More than 20% of these annual active consumers using Taobao Deals had not shopped on Taobao or Tmall in fiscal year 2022. Importantly, Taobao Deals has successfully launched and executed several initiatives to optimize logistics costs and improve delivery experience for consumers. During the fiscal year and quarter ended March 31, 2022, the number of paid orders on Taobao Deals grew rapidly at over 100% and 35% year-over-year, respectively. The meaningful slowdown in order growth in the March 2022 quarter was due to the impact of COVID-19.

In March 2021, we launched Taocaicai offering consumers next day pick-up service for grocery and daily necessity products at neighborhood pick-up points. In fiscal year 2022, we successfully completed the development of our core regional distribution centers and warehouse network for the Taocaicai business in targeted regions and cities throughout China. For the twelve months ended March 31, 2022, Taocaicai had over 90 million annual active consumers, of which more than 50% were first-time fresh produce buyers on our various platforms. At the same time, Taocaicai’s unit economics continued to improve quarter-over-quarter during the fiscal year, benefitting from higher order density and improving gross margin from enhanced supply chain capabilities. In the March quarter, Taocaicai GMV continued to grow quarter-over-quarter, primarily driven by improving average order value.

In fiscal year 2022, our direct sales and others revenue grew 43% year-over-year to RMB260,955 million (US$41,165 million), primarily driven by Sun Art and robust growth of our Tmall Supermarket and Freshippo businesses. Excluding the consolidation of Sun Art, direct sales and others revenue would have grown 28% year-over-year in fiscal year 2022. These direct sales businesses enhance our product supply and improve our service capabilities in various verticals, including fast-moving consumer goods (FMCG), fresh produce and electronics and home appliances.

By leveraging our multiple direct sales businesses, we have developed diversified fulfillment networks and are able to offer time-guaranteed delivery, same-day delivery, and next-day delivery in China. We have significantly invested in same-city logistics and developed on-demand instant delivery capabilities for food, grocery and other general merchandise. In fiscal year 2022, we added a next-day pick-up option for customers who purchase grocery and FMCG products through our Taocaicai business. These logistics and fulfilment models meeting various consumer needs form a comprehensive network that serves our self-operated businesses and external merchants in multiple verticals. By leveraging our on-demand instant delivery capability, the online portion of Sun Art’s revenue increased by five percentage points to 29%, while Freshippo’s online GMV contribution remained at over 60% in fiscal year 2022. We believe that continued investment in these fulfillment and logistics capabilities will better serve our e-commerce platforms and our customers.

International Commerce

For the twelve months ended March 31, 2022, our International commerce segment had a combined 305 million annual active consumers, representing annual net increases of 64 million and quarterly net increase of 4 million, respectively.

International Retail

Our International commerce retail businesses, mainly including the Lazada, AliExpress, Trendyol and Daraz platforms, empower brands and merchants with localized market insights and serve local consumers through wide product selection and improving delivery experience. In fiscal year 2022, the combined order growth of these businesses was around 34% year-over-year. This reflected robust order growth of Lazada of 60% and Trendyol of 68%, which was partially offset by flat order growth of AliExpress due to the European Union’s removal of the value-added tax (“VAT”) exemption for cross-border parcels below €22, which took effect in July 2021, as well as supply chain and logistics disruptions due to the Russia-Ukraine conflict. Lazada continues to execute its localization strategy by increasing the assortment of local and global product supply as well as offering value-added services, such as free shipping, which has resulted in strong order growth as well as improved consumer mindshare.

During the March quarter, the combined order growth of these businesses was around 7% year-over-year, driven by solid growth in Lazada of 32% and Trendyol of 48%, which was partially offset by order decline of AliExpress due to the ongoing impact from the change in the European Union’s VAT rules as well as supply chain and logistics disruptions due to the Russia-Ukraine conflict.

International Wholesale

In fiscal year 2022, our International commerce wholesale business exhibited robust growth of 46% year-over-year in value of transactions completed on Alibaba.com, driven by solid export growth of goods from China as well as increasing adoption of value-added services, such as global logistics and trade assurance, by global buyers and sellers. The robust transaction value growth resulted in strong revenue growth of 28% year-over-year, with value-added service revenue growing even faster at 38% year-over-year. During the March quarter, transaction value growth on Alibaba.com slowed to 22% year-over-year primarily due to slowing export growth in China as well as supply chain disruptions as a result of the impact of COVID-19.

Local Consumer Services

For the twelve months ended March 31, 2022, Local consumer services segment had approximately 376 million annual active consumers, representing a yearly net increase of 64 million and a quarterly net increase of 4 million. For the fiscal year and quarter ended March 31, 2022, Local consumer services segment generated year-over-year order volume growth of over 25% and approximately 9%, respectively. The slower order volume growth for the March quarter was due to the impact of COVID-19 that started in March 2022.

To Home

In the first half of fiscal year 2022, Ele.me continued its investments in growing paying members and enhancing consumer experience, which resulted in strong growth in annual active consumers and orders. Building on this progress, starting from December quarter 2021, Ele.me has focused on improving user retention and operating efficiency in strategic cities, which resulted in improving average order value during the second half of fiscal year 2022. As part of our strategic initiative to diversify the category mix, non-restaurant orders of Ele.me, such as grocery and pharmacy orders, grew strongly during fiscal year 2022 through situational marketing during various festivals and holidays. For the quarter ended March 31, 2022, Ele.me enjoyed resilient GMV growth driven by higher average order value, partially offset by declining orders in March due to the impact of COVID-19. During the quarter, Ele.me’s unit economics continued to improve year-over-year, driven by optimized user acquisition spending and reduction in delivery cost per order.

To Destination

In fiscal year 2022, order volume of “To Destination” businesses, which include Amap and Fliggy, grew rapidly, primarily driven by the increasing number of transacting Amap users and increased usage frequency. In fiscal year 2022, Amap continued to be successful in developing content and services that resulted in higher user engagement and loyalty from consumers that sought to discover, connect with and visit local merchants using the Amap app. For the quarter ended March 31, 2022, year-over-year order growth decelerated for Amap and declined for Fliggy due to the impact of COVID-19.

Cainiao

In fiscal year 2022, revenue from Cainiao, before inter-segment elimination, grew 27% year-over-year to RMB66,808 million (US$10,539 million), primarily driven by the increase in revenue from third-party merchants of our cross-border e-commerce retail businesses as well as the growth of fulfillment solutions and value-added services provided to our China commerce retail businesses. During the fiscal year, 69% of Cainiao’s total revenue was generated from external customers. Revenue from Cainiao, after inter-segment elimination, grew 24% year-over-year to RMB46,107 million (US$7,273 million).

Cainiao continues to expand its international logistics network by strengthening its end-to-end logistics capabilities, including eHubs, line-haul, sorting centers and last-mile network. For the fiscal year ended March 31, 2022, Cainiao’s daily average cross-border and international package volume exceeded 4.5 million. During the quarter ended March 31, 2022, Cainiao commenced operation of two new international sorting centers, making a total of nine overseas sorting centers in operation. International eHubs in Kuala Lumpur and Liege, which function as the customs clearance, warehousing and fulfilment centers for their respective regions, officially commenced operation in November 2021 and were already running at near full capacity in March 2022.

In China, Cainiao continues to scale its consumer logistics business by expanding its Cainiao Post network to improve consumer experience and delivery efficiency, and penetrate into less developed areas, which complements our China commerce businesses. For example, during the fiscal year, in partnership with Taobao and Tmall businesses, Cainiao Post introduced additional value-added services (such as home delivery options for consumers) which have gained rapid adoption throughout China. Additionally, Cainiao continued to improve its end-to-end smart supply chain solutions for different industry verticals. For example, in March 2022 quarter, the adoption of Cainiao’s end-to-end smart supply chain solutions for the FMCG category in China continued to gain traction with revenue growth from external merchants accelerating to over 30% year-over-year.

Cainiao also collaborates with DAMO Academy to research and develop advanced technologies to be deployed in products and services to digitalize and enhance the efficiency of the logistics industry. For example, Cainiao has been driving the adoption of our proprietary L4 self-driving vehicle Xiaomanlv (小蛮驴) for unmanned delivery of parcels within gated communities and campuses. From inception through March 31, 2022, Xiaomanlv had delivered over 10 million parcels, leading the industry of unmanned neighborhood delivery.

Cloud

Our Cloud segment is comprised of Alibaba Cloud and DingTalk. For the twelve months ended March 31, 2022, total revenue from our Cloud segment before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB100,180 million (US$15,803 million), an increase of 21% year-over-year. Revenue after inter-segment elimination was approximately RMB74,568 million (US$11,763 million) for fiscal year 2022, an increase of 23% year-over-year. Year-over-year revenue growth moderated in fiscal year 2022 primarily because a top customer in the Internet industry gradually phased out using our cloud services for its international business due to non-product related reasons as well as slowing demand from customers in China’s Internet industry. Excluding revenue generated from this top customer, our Cloud segment revenue after inter-segment elimination would have grown strongly at 29% year-over-year during the twelve months ended March 31, 2022.

In the quarter ended March 31, 2022, revenue from our Cloud segment, after inter-segment elimination, was RMB18,971 million (US$2,993 million), an increase of 12% year-over-year. Year-over-year revenue growth of our Cloud segment was slower in March quarter compared to prior quarters, reflecting slowing economic activities, softening demand from customers in China’s Internet industry and delays in delivery of hybrid cloud projects due to the impact of COVID-19.

Importantly, our Cloud segment revenue is becoming more diversified with revenue contribution from non-Internet industries steadily increasing. For fiscal year and quarter ended March 31, 2022, contribution of Cloud revenue after inter-segment elimination from non-Internet industries was 50% and 52% , respectively.

Alibaba Cloud

Alibaba Cloud offers a comprehensive suite of cloud services to customers worldwide, including proprietary servers, chips, elastic computing, storage, network, security, database and big data. We leverage these capabilities and technologies to support businesses within Alibaba Group and provide our customers across various verticals with industry-specific solutions, including those for financial services, telecommunications, retail, and industrial applications. Alibaba Cloud continues to expand internationally with strong customer growth. As of March 31, 2022, Alibaba Cloud offers computing services in 27 regions globally, adding new Internet data centers in Indonesia, Philippines, South Korea, Thailand and Germany in fiscal year 2022.

Alibaba Cloud’s advantages are its proprietary technology and Alibaba Group’s continued commitment to investing in research and development in new product offerings and industry-specific solutions for our customers and partners. Highlights of our proprietary technologies in fiscal year 2022 include:

Data Centers and Hardware:

•	Proprietary server technology: Alibaba Cloud possesses full-stack cloud infrastructure design capabilities, covering data centers, network technologies and proprietary hardware. In fiscal year 2022, we unveiled our proprietary server series Panjiu (磐久), including high-performance computing series, large-scale storage series, and high-performance storage series. Our server series adopts a flexible modular design that allows separation of compute and storage, which provides our customers the flexibility to meet varying demands of different business scenarios. Our Panjiu server series integrates software and hardware to achieve outstanding performance in computing, storage, and security to help our customers succeed in the cloud-native era.

Infrastructure as a Service (IaaS)

•	IaaS leadership: According to the 2021 Gartner Solution Scorecard for integrated IaaS+PaaS published in November 2021, Alibaba Cloud was recognized as the third highest scored solution among all the global vendors evaluated. In a Gartner report published in April 2022, Alibaba Cloud was ranked the biggest IaaS player in Asia Pacific and the third largest globally as measured by revenue market share in 2021. Over the last four years, Alibaba Cloud has retained its leadership position in Asia Pacific.

Platform as a Service (PaaS) and Solutions:

•	Database: In fiscal year 2022, our Cloud business upgraded PolarDB to next-generation cloud native technology, which meets our customers’ increasing demands and requirements for on-demand storage, transaction processing and computation, elasticity and scalability.

DingTalk

DingTalk, our digital collaboration workplace and application development platform that offers new ways of working, sharing and collaboration for modern enterprises and organizations, announced its strategy to help our customers accelerate organization and business digitalization in fiscal year 2022.

As of March 31, 2022, DingTalk powered users from over 21 million organizations to stay connected and work remotely. DingTalk is also committed to accelerating the digital transformation of enterprises by serving as a platform to third parties to offer more digital products, solutions and services. As of March 31, 2022, over 3.5 million DingTalk applications had been developed and adopted by businesses and users.

Digital Media and Entertainment

In the March quarter, Youku’s daily average paying subscriber base increased 14% year-over-year, primarily driven by quality content and continued contribution from our 88VIP membership program. Youku continues to improve operational efficiency through disciplined investment in content and production capability, which resulted in narrowing of losses year-over-year during the quarter.

ESG Updates

Collaboration in green technologies

We believe in an open and collaborative model that empowers the adoption of green technology and fosters cooperative innovation among technology companies. We joined the Low Carbon Patent Pledge, an initiative launched by a consortium of global technology companies that encourages the sharing of low carbon technology patents, and have made nine key patents of green data center technology freely available to external parties, including a unique “soaking server” cooling system that could lead to energy savings of over 70% compared to traditional mechanical cooling.

Responding to the COVID-19 pandemic

Supporting the provisions of essential supplies to local communities

In the past quarter, as COVID-19 resurged in many cities in China, including Shanghai, we leveraged our supply and logistics capabilities to help those in need.

•	Increased manpower to support Shanghai: In April 2022, Sun Art, Freshippo and other business units launched initiatives to support the supply and delivery of essential goods to residents in Shanghai and dispatched thousands of couriers and frontline workers to Shanghai from nearby cities.

•	Ele.me: Ele.me launched the “group purchase + designated point delivery” service to meet communities’ demand for daily necessities. Ele.me also offered special emergency delivery services to vulnerable groups such as the elderly living alone, families with infants and young children, the disabled and patients with acute illnesses. In Beijing, Ele.me strived to ensure 24-hour delivery capability of key supermarkets.

•	Freshippo: In Shanghai, Freshippo offered an emergency channel for group-purchase and self-pickup orders and built large temporary warehouses to support local supply operations. With each group order, Freshippo provided free supplies to the elderly in need or living alone.

•	Sun Art: One RT-Mart store in Shanghai was temporarily converted into a fresh produce warehouse, serving as a hub for other RT-Mart stores in the city. Sun Art also launched late shopping services from 10:00 p.m. to 12:00 a.m. in Beijing.

•	Cainiao: Cainiao built a logistics system that encompassed disaster preparedness management, emergency transportation, and transit and distribution to deal with emergencies. Cainiao also launched designated channels to facilitate delivery of daily necessities to senior care centers and the elderly in Shanghai.

•	Amap: Amap launched the “Map of PCR Test Sites” (核酸地图) function at the end of April, 2022. With this function, users can easily search for the locations and operating hours of nearby test sites.

•	Taobao and Tmall: Many small and medium enterprises have faced challenges during the COVID-19 resurgence. Taobao and Tmall launched a series of targeted relief measures to help merchants in Shanghai ease cash flow pressure, reduce operating costs and speed up resumption of work and production.

Safeguarding employees and frontline workers

•	Employees: The health and safety of our employees have always been our top priorities. We provided care packages with food and daily necessities to employees and their families in Shanghai, and set up online channels to offer physical and psychological health counselling.

•	Frontline workers: Since March 2022, we have provided COVID-19 care packages, medical coverage, quarantine allowances as well as 24/7 support to Ele.me delivery couriers and many other frontline workers.

•	Voluntary services: During the pandemic in Shanghai, approximately 4,500 of our employees volunteered to participate in community services.

Share Repurchases

During the quarter ended March 31, 2022, we repurchased approximately 17.8 million of our ADSs (the equivalent of approximately 142.8 million of our ordinary shares) for approximately US$2.0 billion under our share repurchase program. In fiscal year 2022, we repurchased approximately 60.0 million of our ADSs (the equivalent of approximately 480.3 million of our ordinary shares) for approximately US$9.6 billion under our share repurchase program. In March 2022, we expanded our current share repurchase program from US$15billion to US$25 billion, which is effective through March 2024. As of March 31, 2022, we had approximately 21.4 billion ordinary shares (the equivalent of approximately 2.7 billion ADSs) outstanding.

Guidance

Since mid-March 2022, our domestic businesses have been significantly affected by the COVID-19 resurgence in China, particularly in Shanghai. Considering the risks and uncertainties arising from COVID-19, which we are not able to control and are difficult for us to predict, we believe it is prudent at this time not to give financial guidance as we typically do at the start of the fiscal year. However, we believe our Company will continue to generate strong operating cash flow to maintain strategic flexibility as we calibrate our operations against changing economic and competitive circumstances. In fiscal year 2023, our operating principles include focusing on sustainable, high-quality revenue growth and optimizing our cost structure to enhance overall return.

MARCH QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended March 31,
	2021		2022		YoY %
	RMB		RMB	US$	Change(7)

	(in millions, except percentages and per share amounts)
Revenue	187,395		204,052	32,188	9%

(Loss) Income from operations	(7,663	)(2)	16,717 (2)	2,637	N/A
Operating margin	(4)%		8%
Adjusted EBITDA(1)	29,898		23,373	3,687	(22	)%(3)
Adjusted EBITDA margin(1)	16%		11%
Adjusted EBITA(1)	22,612		15,811	2,494	(30	)%(3)
Adjusted EBITA margin(1)	12%		8%

Net loss	(7,654)		(18,357)	(2,896)	(140	)%(4)
Net loss attributable to ordinary shareholders	(5,479)		(16,241)	(2,562)	(196	)%(4)
Non-GAAP net income(1)	26,216		19,799	3,123	(24	)%(3)

Diluted loss per share(5)	(0.25)		(0.76)	(0.12)	(205	)%(4) (6)
Diluted loss per ADS(5)	(1.99)		(6.07)	(0.96)	(205	)%(4) (6)
Non-GAAP diluted earnings per share(1) (5)	1.29		0.99	0.16	(23	)%(3) (6)
Non-GAAP diluted earnings per ADS(1) (5)	10.32		7.95	1.25	(23	)%(3) (6)

(1)	See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	Excluding one-off and certain other items, our income from operations would have decreased by RMB6,894 million year-over-year, primarily due to our increased investments in Taocaicai and Taobao Deals, the continued impact of COVID-19, as well as asset impairment and special provisions made by Sun Art. Please refer to “March Quarter Operational and Financial Results” section below for details.

(3)	The year-over-year decreases were primarily due to our increased investments in Taocaicai and Taobao Deals, the continued impact of COVID-19, as well as asset impairment and special provisions made by Sun Art.

(4)	The year-over-year increases in net loss were primarily attributable to the increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies, partly offset by the increase in income from operations.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

(7)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

MARCH QUARTER INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended March 31, 2022
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	140,330	14,335	10,445	11,582	18,971	8,005	384	—	204,052	32,188
YoY% change	8%	7%	29%	16%	12%	(1)%	(35)%	—	9%

Income (Loss) from operations	32,471	(1,918)	(6,503)	(1,081)	598	(2,170)	(2,727)	(1,953)	16,717	2,637
Add: Share-based compensation expense	(902)	(664)	(479)	(85)	(326)	5	64	(1,350)	(3,737)	(590)
Add: Amortization of intangible assets	580	19	1,499	254	4	199	211	65	2,831	447

Adjusted EBITA	32,149	(2,563)	(5,483)	(912)	276	(1,966)	(2,452)	(3,238)	15,811	2,494
Adjusted EBITA YoY% change(2)	(19)%	(3)%	17%	(56)%	N/A	27%	(49)%	(30)%	(30)%
Adjusted EBITA margin	23%	(18)%	(52)%	(8)%	1%	(25)%	(639)%	—	8%

	Three months ended March 31, 2021
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

	(in millions, except percentages)
Revenue	130,391	13,416	8,123	9,959	16,865	8,047	594	—	187,395

Income (Loss) from operations	36,165	(3,416)	(9,443)	(1,089)	(2,337)	(3,565)	(2,135)	(21,843)	(7,663)
Add: Share-based compensation expense	2,500	884	850	229	1,989	646	471	1,063	8,632
Add: Amortization of intangible assets	835	49	1,960	275	6	221	16	53	3,415
Add: Fine imposed pursuant to China’s Anti-monopoly Law	—	—	—	—	—	—	—	18,228	18,228

Adjusted EBITA	39,500	(2,483)	(6,633)	(585)	(342)	(2,698)	(1,648)	(2,499)	22,612
Adjusted EBITA margin	30%	(19)%	(82)%	(6)%	(2)%	(34)%	(277)%	—	12%

Starting from the quarter ended December 31, 2021, our chief operating decision maker (“CODM”) started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Our updated segments comprise:

•	China commerce, which mainly includes retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Tmall Supermarket, Tmall Global, Freshippo, Alibaba Health, and Sun Art, as well as wholesale business including 1688.com;

•	International commerce, which mainly includes our international retail and wholesale businesses such as Lazada, AliExpress, Trendyol, Daraz and Alibaba.com;

•	Local consumer services, which mainly includes location-based services, such as Ele.me, Amap (previously reported under the Innovation initiatives and others segment), Fliggy and Taoxianda;

•	Cainiao, which mainly includes our domestic and international one-stop-shop logistics services and supply chain management solutions;

•	Cloud, which comprises Alibaba Cloud and DingTalk;

•	Digital media and entertainment, which comprises Youku and Alibaba Pictures, as well as other content platforms and online games business; and

•	Innovation initiatives and others, which includes businesses such as Tmall Genie and DAMO Academy.

Comparative figures were reclassified to conform to this presentation.

(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

(2)	For a more intuitive presentation, widening of adjusted EBITA loss in YoY% is shown in terms of negative growth rate, and narrowing of adjusted EBITA loss in YoY% is shown in terms of positive growth rate.

MARCH QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended March 31, 2022 was RMB204,052 million (US$32,188 million), an increase of 9% compared to RMB187,395 million in the same quarter of 2021. The increase was mainly driven by the revenue growth of China commerce, Local consumer services and Cloud segments.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended March 31,
	2021		2022
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
China commerce:
China commerce retail
- Customer management	63,224	34%	63,421	10,004	31%	0%
- Direct sales and others(1)	63,797	34%	72,526	11,441	36%	14%
	127,021	68%	135,947	21,445	67%	7%
China commerce wholesale	3,370	2%	4,383	692	2%	30%
Total China commerce	130,391	70%	140,330	22,137	69%	8%

International commerce:
International commerce retail	9,496	5%	9,887	1,560	5%	4%
International commerce wholesale	3,920	2%	4,448	701	2%	13%
Total International commerce	13,416	7%	14,335	2,261	7%	7%

Local consumer services	8,123	4%	10,445	1,647	5%	29%
Cainiao	9,959	5%	11,582	1,827	6%	16%
Cloud	16,865	9%	18,971	2,993	9%	12%
Digital media and entertainment	8,047	4%	8,005	1,263	4%	(1)%
Innovation initiatives and others	594	1%	384	60	0%	(35)%
Total	187,395	100%	204,052	32,188	100%	9%

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “March Quarter Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

(1)	“Direct sales and others” revenue under China commerce retail primarily represents our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket and Freshippo, where revenue and the cost of inventory are recorded on a gross basis.

China Commerce

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended March 31, 2022 was RMB135,947 million (US$21,445 million), an increase of 7% compared to RMB127,021 million in the same quarter of 2021. Customer management revenue remained stable year-over-year, primarily due to a low single-digit decline year-over-year in online physical goods GMV of Taobao and Tmall, excluding unpaid orders. For the March quarter, the combined GMV growth of January and February was flat and GMV declined in March due to the impact of COVID-19.

“Direct sales and others” revenue under China commerce retail business in the quarter ended March 31, 2022 was RMB72,526 million (US$11,441 million), an increase of 14% compared to RMB63,797 million in the same quarter of 2021, primarily due to the revenue contributed by our direct sales businesses, such as Freshippo and Tmall Supermarket.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended March 31, 2022 was RMB4,383 million (US$692 million), an increase of 30% compared to RMB3,370 million in the same quarter of 2021, primarily due to an increase in revenue from value-added services to wholesale buyers and paying members.

International Commerce

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended March 31, 2022 was RMB9,887 million (US$1,560 million), an increase of 4% compared to RMB9,496 million in the same quarter of 2021. The increase was primarily due to the growth in revenue generated by Lazada. The slower year-over-year growth rate as compared to prior quarters was mainly due to a decrease in revenue of Trendyol that was negatively impacted by the depreciation of Turkish lira against Renminbi, and a decline in orders of AliExpress which was due to the ongoing impact from the change in the European Union’s VAT rules as well as supply chain and logistics disruptions due to the Russia-Ukraine conflict .

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended March 31, 2022 was RMB4,448 million (US$701 million), an increase of 13% compared to RMB3,920 million in the same quarter of 2021. The increase was primarily due to an increase in revenue generated by cross-border related value-added services, as well as an increase in the number of paying members on Alibaba.com. The slower year-over-year growth rate as compared to prior quarters was primarily due to slowing export growth in China as well as supply chain disruptions as a result of the impact of COVID-19.

Local Consumer Services

Revenue from Local consumer services, which mainly includes location-based services, such as Ele.me, Amap, Fliggy and Taoxianda, was RMB10,445 million (US$1,647 million) in the quarter ended March 31, 2022, an increase of 29% compared to RMB8,123 million in the same quarter of 2021, primarily due to more efficient use of subsidies that were contra revenue as well as resilient GMV growth. The resilient GMV growth was driven by higher average order value but was partially offset by declining orders in March due to the impact of COVID-19.

Cainiao

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB11,582 million (US$1,827 million) in the quarter ended March 31, 2022, an increase of 16% compared to RMB9,959 million in the same quarter of 2021, primarily contributed by the increase in revenue from consumer logistics services as a result of service upgrade to enhance consumer experience, partly offset by the decrease in international orders that was mainly impacted by the supply chain and logistics disruptions due to the Russia-Ukraine conflict. Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB16,451 million (US$2,595 million), an increase of 19% compared to RMB13,866 million in the same quarter of 2021. The year-over-year increase, in addition to the growth from external revenue, also reflected the growth of fulfillment solutions and value-added services provided to our China commerce retail businesses, such as Tmall, Taobao and Taobao Deals.

Cloud

Revenue from our Cloud segment, after inter-segment elimination, was RMB18,971 million (US$2,993 million) in the quarter ended March 31, 2022, an increase of 12% compared to RMB16,865 million in the same quarter of 2021. Year-over-year revenue growth, which moderated during the quarter, was primarily driven by strong growth in telecommunications, financial services, and retail industries that was partially offset by declining revenue in certain other industries, such as select Internet verticals including online education and entertainment. Excluding revenue generated from a top customer in the Internet industry that has gradually stopped using our overseas cloud services for its international business due to non-product related requirements, our Cloud segment revenue, after inter-segment elimination, would have grown 15% year-over-year during the quarter ended March 31, 2022. Year-over-year revenue growth was slower compared to prior quarters, reflecting slowing economic activities, softening demand from customers in China’s Internet industry and delays in completing hybrid cloud projects due to the impact of COVID-19. Total revenue from our Cloud business before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB25,230 million (US$3,980 million), an increase of 12% compared to RMB22,624 million in the same quarter of 2021.

Digital Media and Entertainment

Revenue from our Digital media and entertainment segment in the quarter ended March 31, 2022 was RMB8,005 million (US$1,263 million), a decrease of 1%, compared to RMB8,047 million in the same quarter of 2021.

Innovation Initiatives and Others

Revenue from Innovation initiatives and others was RMB384 million (US$60 million) in the quarter ended March 31, 2022, a decrease of 35% compared to RMB594 million in the same quarter of 2021.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended March 31,					% of
	2021		2022			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	125,454	67%	138,945	21,918	68%	1%
Product development expenses	13,302	7%	10,944	1,726	5%	(2)%
Sales and marketing expenses	25,153	14%	27,200	4,291	13%	(1)%
General and administrative expenses	27,734	14%	7,415	1,169	4%	(10)%
Amortization of intangible assets	3,415	2%	2,831	447	2%	0%
Total costs and expenses	195,058	104%	187,335	29,551	92%	(12)%

Share-based compensation expense:
Cost of revenue	1,750	1%	(692)	(109)	0%	(1)%
Product development expenses	3,785	2%	(1,407)	(222)	(1)%	(3)%
Sales and marketing expenses	1,001	1%	(199)	(32)	0%	(1)%
General and administrative expenses	2,096	1%	(1,439)	(227)	(1)%	(2)%
Total share-based compensation expense	8,632	5%	(3,737)	(590)	(2)%	(7)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	123,704	66%	139,637	22,027	68%	2%
Product development expenses	9,517	5%	12,351	1,948	6%	1%
Sales and marketing expenses	24,152	13%	27,399	4,323	13%	0%
General and administrative expenses	25,638	13%	8,854	1,396	5%	(8)%
Amortization of intangible assets	3,415	2%	2,831	447	2%	0%
Total costs and expenses excluding share-based compensation expense	186,426	99%	191,072	30,141	94%	(5)%

Cost of revenue – Cost of revenue in the quarter ended March 31, 2022 was RMB138,945 million (US$21,918 million), or 68% of revenue, compared to RMB125,454 million, or 67% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 66% in the quarter ended March 31, 2021 to 68% in the quarter ended March 31, 2022. The increase was primarily attributable to (i) the higher proportion of our direct sales businesses, such as Freshippo and Tmall Supermarket, that resulted in increased cost of inventory as a percentage of revenue, and (ii) the growth of Taocaicai and Cainiao businesses that led to an increase in logistics costs as a percentage of revenue, which is partly offset by the reduction in delivery cost per order of Local consumer services.

Product development expenses – Product development expenses in the quarter ended March 31, 2022 were RMB10,944 million (US$1,726 million), or 5% of revenue, compared to RMB13,302 million, or 7% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5% in the quarter ended March 31, 2021 to 6% in the quarter ended March 31, 2022.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended March 31, 2022 were RMB27,200 million (US$4,291 million), or 13% of revenue, compared to RMB25,153 million, or 14% of revenue, in the same quarter of 2021. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have remained stable at 13% in the quarter ended March 31, 2022 compared to the same quarter of 2021.

General and administrative expenses – General and administrative expenses in the quarter ended March 31, 2022 were RMB7,415 million (US$1,169 million), or 4% of revenue, compared to RMB27,734 million, or 14% of revenue, in the same quarter of 2021, primarily due to the Anti-monopoly Fine in the amount of RMB18,228 million in the quarter ended March 31, 2021. Without the effect of this fine and share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 4% in the quarter ended March 31, 2021 to 5% in the quarter ended March 31, 2022.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended March 31, 2022 was a net reversal of RMB3,737 million (US$590 million), compared to an expense of RMB8,632 million in the same quarter of 2021.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended March 31,
	2021		2022
	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	7,162	4%	7,597	1,198	4%	6%
Ant Group share-based awards(2)	444	0%	(12,683)	(2,001)	(6)%	N/A
Others(3)	1,026	1%	1,349	213	0%	31%
Total share-based compensation expense	8,632	5%	(3,737)	(590)	(2)%	N/A

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This represents share-based awards of our subsidiaries

Share-based compensation expense related to Alibaba Group share-based awards remained stable in the quarter ended March 31, 2022 compared to the same quarter of 2021.

Share-based compensation expense related to Ant Group share-based awards was a net reversal for the quarter ended March 31, 2022 compared to the same quarter of 2021, as a result of our on-going evaluation of Ant Group. During the quarter, we recognized a decrease in the value of the awards after considering existing circumstances.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended March 31, 2022 was RMB2,831 million (US$447 million), a decrease of 17% from RMB3,415 million in the same quarter of 2021.

Income (loss) from operations and operating margin

Income from operations in the quarter ended March 31, 2022 was RMB16,717 million (US$2,637 million), or 8% of revenue, compared to loss from operations of RMB7,663 million, or negative 4% of revenue, in the same quarter of 2021. During the quarter ended March 31, 2022, we recognized a reversal of share-based compensation expense of RMB13,046 million (US$2,058 million) related to the mark-to-market adjustment of Ant Group share-based awards granted to our employees. During the quarter ended March 31, 2021, we recorded a RMB18,228 million Anti-monopoly Fine. Both these impacts were excluded from our non-GAAP measures of profitability. Excluding these impacts, our income from operations would have decreased by RMB6,894 million year-over-year, from RMB10,565 million in the quarter ended March 31, 2021 to RMB3,671 million (US$579 million) in the quarter ended March 31, 2022, primarily due to our increased investments in Taocaicai and Taobao Deals, the continued impact of COVID-19, as well as asset impairment and special provisions made by Sun Art.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 22% year-over-year to RMB23,373 million (US$3,687 million) in the quarter ended March 31, 2022, compared to RMB29,898 million in the same quarter of 2021. Adjusted EBITA decreased 30% or RMB6,801 million year-over-year to RMB15,811 million (US$2,494 million) in the quarter ended March 31, 2022, compared to RMB22,612 million in the same quarter of 2021. The year-over-year decreases were primarily due to our increased investments in Taocaicai and Taobao Deals, the continued impact of COVID-19, as well as asset impairment and special provisions made by Sun Art. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “March Quarter Information by Segments” above for a reconciliation of income (loss) from operations to adjusted EBITA.

	Three months ended March 31,
	2021		2022
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue

	(in millions, except percentages)
China commerce	39,500	30%	32,149	5,071	23%
International commerce	(2,483)	(19)%	(2,563)	(404)	(18)%
Local consumer services	(6,633)	(82)%	(5,483)	(865)	(52)%
Cainiao	(585)	(6)%	(912)	(144)	(8)%
Cloud	(342)	(2)%	276	44	1%
Digital media and entertainment	(2,698)	(34)%	(1,966)	(310)	(25)%
Innovation initiatives and others	(1,648)	(277)%	(2,452)	(387)	(639)%
Unallocated(1)	(2,499)	—	(3,238)	(511)	—
Total	22,612	12%	15,811	2,494	8%

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “March Quarter Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

China commerce segment – Adjusted EBITA decreased by 19% to RMB32,149 million (US$5,071 million) in the quarter ended March 31, 2022, compared to RMB39,500 million in the same quarter of 2021. The decrease was primarily due to our increased investments in Taocaicai and Taobao Deals, the continued impact of COVID-19 as well as asset impairment and special provisions made by Sun Art. These factors also led to a decrease in adjusted EBITA margin from 30% in the quarter ended March 31, 2021 to 23% in the quarter ended March 31, 2022.

We expect that our China commerce adjusted EBITA margin will continue to be affected by the growth of our direct sales businesses.

International commerce segment – Adjusted EBITA was a loss of RMB2,563 million (US$404 million) in the quarter ended March 31, 2022, compared to a loss of RMB2,483 million in the same quarter of 2021. The slight increase in loss year-over-year was primarily due to increase in loss of Trendyol resulted from its investments in new businesses, such as international business and local consumer services in Turkey, offset by the increase in profit contributed by our International wholesale businesses.

Local consumer services segment –Adjusted EBITA was a loss of RMB5,483 million (US$865 million) in the quarter ended March 31, 2022, compared to a loss of RMB6,633 million in the same quarter of 2021, primarily due to the narrowed losses of our “To Home” businesses, driven by optimized user acquisition spending and reduction in delivery cost per order.

Cainiao segment – Adjusted EBITA was a loss of RMB912 million (US$144 million) in the quarter ended March 31, 2022, compared to a loss of RMB585 million in the same quarter of 2021. The year-over-year increase in loss was primarily due to increase in operating cost as a result of our investment in expanding the global smart logistics infrastructure, as well as the impact from COVID-19 and the Russia-Ukraine conflict.

Cloud segment– Adjusted EBITA of Cloud segment, which comprises Alibaba Cloud and DingTalk, was a profit of RMB276 million (US$44 million) in the quarter ended March 31, 2022, compared to a loss of RMB342 million in the same quarter of 2021, primarily attributable to the realization of economies of scale, partly offset by our increased investments in DingTalk.

Digital media and entertainment segment – Adjusted EBITA in the quarter ended March 31, 2022 was a loss of RMB1,966 million (US$310 million), compared to a loss of RMB2,698 million in the same quarter of 2021, primarily due to our disciplined investment in content and production capability, which resulted in narrowing of losses of Youku year-over-year.

Innovation initiatives and others segment – Adjusted EBITA in the quarter ended March 31, 2022 was a loss of RMB2,452 million (US$387 million), compared to a loss of RMB1,648 million in the same quarter of 2021, primarily due to our investments in technology and innovation.

Interest and investment income, net

Interest and investment income, net in the quarter ended March 31, 2022 was a loss of RMB36,708 million (US$5,791 million), compared to a gain of RMB111 million in the quarter ended March 31, 2021, primarily due to the increase in net losses arising from the decreases in market prices of our equity investments in publicly-traded companies.

The above-mentioned losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended March 31, 2022 was RMB1,620 million (US$256 million), compared to RMB2,115 million in the same quarter of 2021.

Income tax expenses

Income tax expenses in the quarter ended March 31, 2022 were RMB2,079 million (US$328 million), compared to RMB7,049 million in the same quarter of 2021.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments, as well as the deferred tax effects on basis differences arising from our equity method investees, our effective tax rate would have been 23% in the quarter ended March 31, 2022.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended March 31, 2022 was RMB3,282 million (US$518 million), compared to RMB5,992 million in the same quarter of 2021. Share of results of equity method investees in the quarter ended March 31, 2022 and the same quarter in the prior year consisted of the following:

	Three months ended March 31,
	2021	2022
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	7,182	7,275	1,148
- Others	(432)	(973)	(153)
Impairment loss	(55)	(2,624)	(414)
Others(1)	(703)	(396)	(63)
Total	5,992	3,282	518

(1)	“Others” mainly include amortization of intangible assets of equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investments in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. Our share of profit of Ant Group was essentially flat year-over-year whereby an increase in Ant Group’s recognition during the three months ended December 31, 2021 of net gains attributable to increases in the fair values of certain overseas investments that Ant Group previously made was offset by a decrease in its operating profit.

Net loss and Non-GAAP net income

Our net loss in the quarter ended March 31, 2022 was RMB18,357 million (US$2,896 million), compared to RMB7,654 million in the same quarter of 2021. The year-over-year increase in net loss was primarily attributable to the increase in net losses arising from the decreases in market prices of our equity investments in publicly-traded companies, partly offset by the increase in income from operations.

Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP net income in the quarter ended March 31, 2022 was RMB19,799 million (US$3,123 million), a decrease of 24% compared to RMB26,216 million in the same quarter of 2021. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net loss attributable to ordinary shareholders

Net loss attributable to ordinary shareholders in the quarter ended March 31, 2022 was RMB16,241 million (US$2,562 million), compared to RMB5,479 million in the same quarter of 2021. The year-over-year increase was primarily attributable to the increase in net losses arising from the decrease in market prices of our equity investments in publicly-traded companies, partly offset by the increase in income from operations.

Diluted loss per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted loss per ADS in the quarter ended March 31, 2022 was RMB6.07 (US$0.96), compared to diluted loss per ADS of RMB1.99 in the same quarter in 2021. Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per ADS in the quarter ended March 31, 2022 was RMB7.95 (US$1.25), a decrease of 23% compared to RMB10.32 in the same quarter of 2021.

Diluted loss per share in the quarter ended March 31, 2022 was RMB0.76 (US$0.12 or HK$0.94), compared to diluted loss per share of RMB0.25 in the same quarter of 2021. Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of investments and certain other items, non-GAAP diluted earnings per share in the quarter ended March 31, 2022 was RMB0.99 (US$0.16 or HK$1.22), a decrease of 23% compared to RMB1.29 in the same quarter of 2021.

A reconciliation of diluted loss per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Net cash from operating activities and free cash flow

Net cash from operating activities in the quarter ended March 31, 2022 was an outflow of RMB7,040 million (US$1,111 million), compared to an inflow of RMB24,183 million in the same quarter of 2021, which includes a net cash inflow of RMB18,796 million in connection with the consumer protection fund deposits received primarily from Tmall merchants during the quarter ended March 31, 2021. Excluding these deposits and certain other items, free cash flow, a non-GAAP measurement of liquidity, was an outflow of RMB15,070 million (US$2,377 million), compared to an outflow of RMB658 million in the same quarter of 2021, mainly due to the payment of the final installment in the amount of RMB9,114 million (US$1,438 million) of the RMB18,228 million Anti-monopoly Fine and a decrease in profit. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended March 31, 2022, net cash used in investing activities of RMB87,254 million (US$13,764 million) primarily reflected (i) an increase in short-term investments by RMB71,670 million (US$11,306 million), (ii) capital expenditures of RMB11,502 million (US$1,814 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB2,301 million (US$363 million), as well as (iii) cash outflow of RMB6,291 million (US$992 million) for investment and acquisition activities.

Net cash used in financing activities

During the quarter ended March 31, 2022, net cash used in financing activities of RMB10,614 million (US$1,675 million) primarily reflected cash used in repurchase of ordinary shares of RMB12,132 million (US$1,914 million), partially offset by net proceeds from bank borrowings of RMB2,189 million (US$345 million).

Employees

As of March 31, 2022, we had a total of 254,941 employees, compared to 259,316 as of December 31, 2021.

FULL FISCAL YEAR SUMMARY FINANCIAL RESULTS

	Year ended March 31,
	2021	2022
	RMB	RMB	US$	YoY % Change(8)

	(in millions, except percentages and per share amounts)
Revenue	717,289	853,062	134,567	19%

Income from operations	89,678	69,638	10,985	(22	)%(2)
Operating margin	13%	8%
Adjusted EBITDA(1)	196,842	158,205	24,956	(20	)%(3)
Adjusted EBITDA margin(1)	27%	19%
Adjusted EBITA(1)	170,453	130,397	20,570	(23	)%(3)
Adjusted EBITA margin(1)	24%	15%

Net income	143,284	47,079	7,427	(67	)%(4)
Net income attributable to ordinary shareholders(5)	150,308	61,959	9,774	(59	)%(4)
Non-GAAP net income(1)	171,985	136,388	21,515	(21	)%(3)

Diluted earnings per share(5) (6)	6.84	2.84	0.45	(58	)%(4) (7)
Diluted earnings per ADS(5) (6)	54.70	22.74	3.59	(58	)%(4) (7)
Non-GAAP diluted earnings per share(1) (6)	8.14	6.59	1.04	(19	)%(3) (7)
Non-GAAP diluted earnings per ADS(1) (6)	65.15	52.69	8.31	(19	)%(3) (7)

(1)	See the sections entitled “Information about Segments,” “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	Excluding one-off and certain other items, our income from operations would have decreased by RMB41,683 million year-over-year, primarily due to our increased investments in Taobao Deals and Taocaicai, our increased spending for user growth, as well as our support to merchants. Please refer to “Full Fiscal Year Operational and Financial Results” section below for details.

(3)	The year-over-year decreases were primarily due to our increased investments in Taobao Deals and Taocaicai, our increased spending for user growth, as well as our support to merchants.

(4)	The year-over-year decreases were primarily due to the net losses arising from decreases in the market prices of our equity investments in publicly-traded companies, compared to net gains from these investments in last year.

(5)	In the consolidated financial information for the three months and nine months ended December 31, 2021, which we announced on February 24, 2022, net income attributable to ordinary shareholders was understated by RMB7,263 million, and earnings per share/ADS was understated correspondingly. This understatement was caused by a non-cash goodwill impairment charge that should have been partially attributed to noncontrolling interests but was fully recorded in net income attributable to ordinary shareholders. The attribution did not affect any of our reported non-GAAP measures, including adjusted EBITA, adjusted EBITDA, non-GAAP net income and non-GAAP earnings per share/ ADS. It had no impact on our reported revenue, income from operations or total net income for the three months and nine months ended December 31, 2021. This attribution resulted in understatement of (1) net income attributable to ordinary shareholders and (2) earnings per share/ADS attributable to ordinary shareholders. If this impairment charge was properly attributed to noncontrolling interests, net income attributable to ordinary shareholders for the three months and nine months ended December 31, 2021 would increase by the same amount to RMB27,692 million and RMB78,200 million, respectively; for the three months ended December 31, 2021, the basic earnings per share/ADS attributable to ordinary shareholders would increase to RMB1.29/share and RMB10.29/ADS respectively, and the diluted earnings per share/ADS attributable to ordinary shareholders would increase to RMB1.27/share and RMB10.19/ADS respectively; for the nine months ended December 31, 2021, the basic earnings per share/ADS attributable to ordinary shareholders would increase to RMB3.62/share and RMB28.95/ADS respectively, and the diluted earnings per share/ADS attributable to ordinary shareholders would increase to RMB3.58/share and RMB28.62/ADS respectively. We have performed quantitative and qualitative assessments and concluded that the effect of the attribution was not material to the consolidated financial information for the three months and nine months ended December 31, 2021. When we announce our financial results for the three months and nine months ending December 31, 2022, we will present revised consolidated financial information for the three months and nine months ended December 31, 2021 that reflects the above attribution. The above attribution has no impact on the consolidated financial information for the three months ended March 31, 2022 contained in this announcement. The consolidated financial information for the year ended March 31, 2022 contained in this announcement reflects the correct attribution of the aforementioned impairment charge to noncontrolling interests.

(6)	Each ADS represents eight ordinary shares.

(7)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

(8)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

FULL FISCAL YEAR INFORMATION BY SEGMENTS

The table below sets forth selected financial information of our operating segments for the fiscal year 2022:

	Year ended March 31, 2022
	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in millions, except percentages)
Revenue	592,705	61,078	43,491	46,107	74,568	32,272	2,841	—	853,062	134,567
YoY% change	18%	25%	23%	24%	23%	3%	23%	—	19%

Income (Loss) from operations	172,219	(10,655)	(30,485)	(3,920)	(5,167)	(7,019)	(9,424)	(35,911)	69,638	10,985
Add: Share-based compensation expense	7,078	1,569	2,556	1,396	6,297	1,520	1,839	1,716	23,971	3,782
Add: Amortization of intangible assets	2,817	95	6,154	1,059	16	809	456	241	11,647	1,837
Add: Impairment of goodwill	—	—	—	—	—	—	—	25,141	25,141	3,966

Adjusted EBITA	182,114	(8,991)	(21,775)	(1,465)	1,146	(4,690)	(7,129)	(8,813)	130,397	20,570

Adjusted EBITA YoY% change(2)	(15)%	(82)%	(34)%	(80)%	N/A	23%	(37)%	(17)%	(23)%
Adjusted EBITA margin	31%	(15)%	(50)%	(3)%	2%	(15)%	(251)%	—	15%

	Year ended March 31, 2021

	China commerce	International commerce	Local consumer services	Cainiao	Cloud	Digital media and entertainment	Innovation initiatives and others	Unallocated(1)	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	501,683	48,851	35,442	37,258	60,558	31,186	2,311	—	717,289

Income (Loss) from operations	197,135	(9,361)	(29,100)	(3,964)	(12,479)	(10,321)	(7,802)	(34,430)	89,678
Add: Share-based compensation expense	14,505	4,223	4,972	1,956	10,205	3,281	2,518	8,460	50,120
Add: Amortization of intangible assets	1,922	206	7,852	1,195	23	922	83	224	12,427
Add: Fine imposed pursuant to China’s Anti-monopoly Law	—	—	—	—	—	—	—	18,228	18,228

Adjusted EBITA	213,562	(4,932)	(16,276)	(813)	(2,251)	(6,118)	(5,201)	(7,518)	170,453

Adjusted EBITA margin	43%	(10)%	(46)%	(2)%	(4)%	(20)%	(225)%	—	24%

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting has been updated to conform to this change, which also provides greater transparency in our business progress and financial performance. Our updated segments comprise:

•	China commerce, which mainly includes retail businesses such as Taobao, Tmall, Taobao Deals, Taocaicai, Tmall Supermarket, Tmall Global, Freshippo, Alibaba Health, and Sun Art, as well as wholesale business including 1688.com;
•	International commerce, which mainly includes our international retail and wholesale businesses such as Lazada, AliExpress, Trendyol, Daraz and Alibaba.com;
•	Local consumer services, which mainly includes location-based services, such as Ele.me, Amap (previously reported under the Innovation initiatives and others segment), Fliggy and Taoxianda;
•	Cainiao, which mainly includes our domestic and international one-stop-shop logistics services and supply chain management solutions;
•	Cloud, which comprises Alibaba Cloud and DingTalk;
•	Digital media and entertainment, which comprises Youku and Alibaba Pictures, as well as other content platforms and online games business; and
•	Innovation initiatives and others, which includes businesses such as Tmall Genie and DAMO Academy.

Comparative figures were reclassified to conform to this presentation.

(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments. The goodwill impairment is presented as an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

(2)	For a more intuitive presentation, widening of adjusted EBITA loss in YoY% is shown in terms of negative growth rate, and narrowing of adjusted EBITA loss in YoY% is shown in terms of positive growth rate.

FULL FISCAL YEAR OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue in fiscal year 2022 was RMB853,062 million (US$134,567 million), an increase of 19% compared to RMB717,289 million in fiscal year 2021. The increase was mainly driven by the segment revenue growth of China commerce, Cloud and International commerce. Excluding the consolidation of Sun Art, our revenue would have grown 14% year-over-year to RMB770,734 million (US$121,580 million).

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Year ended March 31,
	2021		2022
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY % Change

	(in millions, except percentages)
China commerce:
China commerce retail
- Customer management	304,543	43%	315,038	49,696	37%	3%
- Direct sales and others(1)	182,818	25%	260,955	41,165	30%	43%
	487,361	68%	575,993	90,861	67%	18%
China commerce wholesale	14,322	2%	16,712	2,636	2%	17%
Total China commerce	501,683	70%	592,705	93,497	69%	18%

International commerce:
International commerce retail	34,455	5%	42,668	6,731	5%	24%
International commerce wholesale	14,396	2%	18,410	2,904	2%	28%
Total International commerce	48,851	7%	61,078	9,635	7%	25%

Local consumer services	35,442	5%	43,491	6,861	5%	23%
Cainiao	37,258	5%	46,107	7,273	5%	24%
Cloud	60,558	8%	74,568	11,763	9%	23%
Digital media and entertainment	31,186	4%	32,272	5,091	4%	3%
Innovation initiatives and others	2,311	1%	2,841	447	1%	23%
Total	717,289	100%	853,062	134,567	100%	19%

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “Full Fiscal Year Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

(1)	“Direct sales and others” revenue under China commerce retail primarily represents our direct sales businesses, comprising mainly Sun Art, Tmall Supermarket and Freshippo, where revenue and the cost of inventory are recorded on a gross basis.

China Commerce

•	China Commerce Retail Business

Revenue from our China commerce retail business in fiscal year 2022 was RMB575,993 million (US$90,861 million), an increase of 18% compared to RMB487,361 million in fiscal year 2021. Customer management revenue increased by 3% year-over-year, primarily due to single-digit year-over-year growth in online physical goods GMV of Taobao and Tmall, excluding unpaid orders, that resulted from slowing market conditions and increased competition, as well as our support to merchants.

“Direct sales and others” revenue under China commerce retail business in fiscal year 2022 was RMB260,955 million (US$41,165 million), an increase of 43% compared to RMB182,818 million in fiscal year 2021, primarily due to the revenue contributed by our direct sales businesses, such as Sun Art (which we started to consolidate in October 2020), Tmall Supermarket and Freshippo.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in fiscal year 2022 was RMB16,712 million (US$2,636 million), an increase of 17% compared to RMB14,322 million in fiscal year 2021. The increase was primarily due to the increase in revenue from value-added services to paying members and wholesale buyers.

International Commerce

•	International Commerce Retail Business

Revenue from our International commerce retail business in fiscal year 2022 was RMB42,668 million (US$6,731 million), an increase of 24% compared to RMB34,455 million in fiscal year 2021. The increase was mainly attributable to the growth in revenue generated by Lazada. Revenue growth of Trendyol and AliExpress were slower than the overall International commerce retail revenue growth, primarily due to the negative impact by the depreciation of Turkish lira against Renminbi on Trendyol, and weakening order growth of AliExpress that was affected by the change in the European Union’s VAT rules as well as supply chain and logistics disruptions due to the Russia-Ukraine conflict.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in fiscal year 2022 was RMB18,410 million (US$2,904 million), an increase of 28% compared to RMB14,396 million in fiscal year 2021. The increase was primarily due to increases in both the average revenue from paying members and the number of paying members on Alibaba.com, as well as an increase in revenue generated by cross-border related value-added services.

Local Consumer Services

Revenue from Local consumer services, which mainly includes location-based services, such as Ele.me, Amap, Fliggy and Taoxianda, was RMB43,491 million (US$6,861 million) in fiscal year 2022, an increase of 23% compared to RMB35,442 million in fiscal year 2021, primarily driven by the growth in GMV.

Cainiao

Revenue from Cainiao, which represents revenue from its domestic and international one-stop-shop logistics services and supply chain management solutions, after inter-segment elimination, was RMB46,107 million (US$7,273 million) in fiscal year 2022, an increase of 24% compared to RMB37,258 million in fiscal year 2021, primarily due to the increases in both volume of orders fulfilled and penetration of cross-border and International commerce retail businesses, the increase in revenue from value-added services provided to external merchants, as well as increase in revenue from consumer logistics services as a result of service upgrade to enhance consumer experience. Total revenue generated by Cainiao, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB66,808 million (US$10,539 million), an increase of 27% compared to RMB52,735 million in fiscal year 2021. The year-over-year increase, in addition to the growth from external revenue, also reflected the growth of fulfillment solutions and value-added services provided to our China commerce retail businesses, such as Tmall, Taobao and Taobao Deals.

Cloud

Revenue from our Cloud segment (comprised of Alibaba Cloud and DingTalk), after inter-segment elimination, was RMB74,568 million (US$11,763 million) in fiscal year 2022, an increase of 23% year-over-year compared to RMB60,558 million in fiscal year 2021. Year-over-year revenue growth moderated in fiscal year 2022 primarily because of revenue decline from a top cloud customer in the Internet industry that has gradually stopped using our overseas cloud services for its international business due to non-product related requirements as well as slowing demand from customers in China’s Internet industry. Excluding the revenue generated from this top customer, our Cloud segment revenue, after inter-segment elimination, would have grown strongly at 29% year-over-year during the twelve months ended March 31, 2022. Total revenue from our Cloud business, before inter-segment elimination, which includes revenue from services provided to other Alibaba businesses, was RMB100,180 million (US$15,803 million), an increase of 21% compared to RMB82,971 million in the fiscal year 2021.

Digital Media and Entertainment

Revenue from our Digital media and entertainment segment in fiscal year 2022 was RMB32,272 million (US$5,091 million), an increase of 3%, compared to RMB31,186 million in fiscal year 2021.

Innovation Initiatives and Others

Revenue from Innovation initiatives and others was RMB2,841 million (US$447 million) in fiscal year 2022, an increase of 23% compared to RMB2,311 million in fiscal year 2021.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Year ended March 31,					% of
	2021		2022			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	421,205	59%	539,450	85,096	63%	4%
Product development expenses	57,236	8%	55,465	8,749	7%	(1)%
Sales and marketing expenses	81,519	11%	119,799	18,898	14%	3%
General and administrative expenses	55,224	8%	31,922	5,036	4%	(4)%
Amortization of intangible assets	12,427	1%	11,647	1,837	1%	0%
Impairment of goodwill	—	—	25,141	3,966	3%	3%
Total costs and expenses	627,611	87%	783,424	123,582	92%	5%

Share-based compensation expense:
Cost of revenue	11,224	2%	5,725	903	1%	(1)%
Product development expenses	21,474	3%	11,035	1,741	1%	(2)%
Sales and marketing expenses	5,323	0%	3,050	481	0%	0%
General and administrative expenses	12,099	2%	4,161	657	1%	(1)%
Total share-based compensation expense	50,120	7%	23,971	3,782	3%	(4)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	409,981	57%	533,725	84,193	62%	5%
Product development expenses	35,762	5%	44,430	7,008	6%	1%
Sales and marketing expenses	76,196	11%	116,749	18,417	14%	3%
General and administrative expenses	43,125	6%	27,761	4,379	3%	(3)%
Amortization of intangible assets	12,427	1%	11,647	1,837	1%	0%
Impairment of goodwill	—	—	25,141	3,966	3%	3%
Total costs and expenses excluding share-based compensation expense	577,491	80%	759,453	119,800	89%	9%

Cost of revenue – Cost of revenue in fiscal year 2022 was RMB539,450 million (US$85,096 million), or 63% of revenue, compared to RMB421,205 million, or 59% of revenue, in fiscal year 2021. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 57% in fiscal year 2021 to 62% in fiscal year 2022. The increase was primarily attributable to (i) the higher proportion of our direct sales businesses, such as Sun Art, which we started to consolidate in October 2020, that resulted in increased cost of inventory as a percentage of revenue, and (ii) the growth of Taocaicai businesses that led to an increase in logistics costs as a percentage of revenue.

Product development expenses – Product development expenses in fiscal year 2022 were RMB55,465 million (US$8,749 million), or 7% of revenue, compared to RMB57,236 million, or 8% of revenue, in fiscal year 2021. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5% in fiscal year 2021 to 6% in fiscal year 2022.

Sales and marketing expenses – Sales and marketing expenses in fiscal year 2022 were RMB119,799 million (US$18,898 million), or 14% of revenue, compared to RMB81,519 million, or 11% of revenue, in fiscal year 2021. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 11% in fiscal year 2021 to 14% in fiscal year 2022. The increase was primarily due to an increase in marketing and promotional spending for user acquisition and engagement for our mobile commerce apps, such as Taobao Deals, Taobao, Lazada and Ele.me.

General and administrative expenses – General and administrative expenses in fiscal year 2022 were RMB31,922 million (US$5,036 million), or 4% of revenue, compared to RMB55,224 million, or 8% of revenue, in fiscal year 2021, primarily due to the Anti-monopoly Fine in the amount of RMB18,228 million recorded in fiscal year 2021. Without the effect of this fine and share-based compensation expense, general and administrative expenses as a percentage of revenue would have remained stable at 3% in fiscal year 2022 compared to fiscal year 2021.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in fiscal year 2022 was RMB23,971 million (US$3,782 million), a decrease of 52% compared to RMB50,120 million in fiscal year 2021. Share-based compensation expense as a percentage of revenue decreased to 3% in fiscal year 2022, as compared to 7% in fiscal year 2021.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Year ended March 31,
	2021		2022			% Change
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	29,317	4%	30,576	4,823	4%	4%
Ant Group share-based awards(2)	17,315	2%	(11,585)	(1,827)	(1)%	N/A
Others(3)	3,488	1%	4,980	786	0%	43%
Total share-based compensation expense	50,120	7%	23,971	3,782	3%	(52)%

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This represents share-based awards of our subsidiaries

Share-based compensation expense related to Alibaba Group share-based awards remained stable in fiscal year 2022 compared to fiscal year 2021.

Share-based compensation expense related to Ant Group share-based awards was a net reversal in fiscal year 2022 compared to fiscal year 2021, as a result of our on-going evaluation of Ant Group. During fiscal year 2022, we recognized a decrease in the value of the awards after considering existing circumstances.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in fiscal year 2022 was RMB11,647 million (US$1,837 million), a decrease of 6% from RMB12,427 million in fiscal year 2021.

Impairment of goodwill - Impairment of goodwill of RMB25,141 million (US$3,966 million) was recorded in fiscal year 2022, representing the amount by which the carrying value of certain reporting units within the Digital media and entertainment segment exceeds their fair value, based on an annual goodwill impairment assessment.

Income from operations and operating margin

Income from operations in fiscal year ended March 31, 2022 was RMB69,638 million (US$10,985 million), or 8% of revenue, a decrease of 22% compared to RMB89,678 million, or 13% of revenue, in fiscal year 2021. During fiscal year 2022, we recorded a RMB25,141 million (US$3,966 million) impairment of goodwill in relation to the Digital media and entertainment segment and a reversal of share-based compensation expense of RMB13,046 million (US$2,058 million) related to the mark-to-market adjustment of Ant Group share-based awards granted to our employees. During fiscal year 2021, we recorded a RMB18,228 million Anti-monopoly Fine and a RMB15,510 million share-based compensation expense related to the mark-to-market adjustment of Ant Group share-based awards granted to our employees. All of these impacts were excluded from our non-GAAP measures of profitability. Excluding these impacts, income from operations would have decreased by RMB41,683 million year-over-year, from RMB123,416 million in fiscal year 2021 to RMB81,733 million (US$12,893 million) in fiscal year 2022, primarily due to our increased investments in Taobao Deals and Taocaicai, our increased spending for user growth, as well as our support to merchants.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 20% year-over-year to RMB158,205 million (US$24,956 million) in fiscal year 2022, compared to RMB196,842 million in fiscal year 2021. Adjusted EBITA decreased 23% or RMB40,056 million year-over-year to RMB130,397 million (US$20,570 million) in fiscal year 2022, compared to RMB170,453 million in fiscal year 2021. The year-over-year decreases were primarily due to our increased investments in Taobao Deals and Taocaicai, our increased spending for user growth, as well as our support to merchants. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Full Fiscal Year Information by Segments” above for a reconciliation of income (loss) from operations to adjusted EBITA.

	Year ended March 31,
	2021		2022
	RMB	% of Segment Revenue	RMB	US$	% of Segment Revenue

	(in millions, except percentages)
China commerce	213,562	43%	182,114	28,728	31%
International commerce	(4,932)	(10)%	(8,991)	(1,418)	(15)%
Local consumer services	(16,276)	(46)%	(21,775)	(3,435)	(50)%
Cainiao	(813)	(2)%	(1,465)	(231)	(3)%
Cloud	(2,251)	(4)%	1,146	181	2%
Digital media and entertainment	(6,118)	(20)%	(4,690)	(740)	(15)%
Innovation initiatives and others	(5,201)	(225)%	(7,129)	(1,125)	(251)%
Unallocated(1)	(7,518)	—	(8,813)	(1,390)	—
Total	170,453	24%	130,397	20,570	15%

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “Full Fiscal Year Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

(1)	Unallocated expenses primarily relate to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

China commerce segment – Adjusted EBITA decreased by 15% to RMB182,114 million (US$28,728 million) in fiscal year 2022, compared to RMB213,562 million in fiscal year 2021. The decrease was primarily due to our increased investments in Taobao Deals and Taocaicai within our China commerce retail businesses and our increased spending for user growth, as well as our support to merchants. Adjusted EBITA margin decreased from 43% in fiscal year 2021 to 31% in fiscal year 2022, primarily due to the above-mentioned factors, as well as the consolidation of Sun Art in October 2020 where its revenue and the cost of inventory are mainly recorded on a gross basis.

We expect that our China commerce adjusted EBITA margin will continue to be affected by the growth of our direct sales businesses.

International commerce segment – Adjusted EBITA was a loss of RMB8,991 million (US$1,418 million) in fiscal year 2022, compared to a loss of RMB4,932 million in fiscal year 2021. The year-over year increase in adjusted EBITA loss was primarily attributable to the increase in Lazada’s marketing and promotional spending for user acquisition and engagement, as well as increase in loss of Trendyol resulted from its investments in new businesses, such as international business and local consumer services in Turkey, partly offset by the increase in profit contributed by our International wholesale businesses.

Local consumer services segment – Adjusted EBITA was a loss of RMB21,775 million (US$3,435 million) in fiscal year 2022, compared to a loss of RMB16,276 million in fiscal year 2021, primarily due to the increased losses of our “To Home” businesses, which reflected of our investments in growing paying members and consumer experience enhancement of Ele.me.

Cainiao segment – Adjusted EBITA was a loss of RMB1,465 million (US$231 million) in fiscal year 2022, compared to a loss of RMB813 million in fiscal year 2021. The year-over-year increase in loss was primarily due to increase in operating cost as a result of our investment in expanding the global smart logistics infrastructure, as well as the impact from COVID-19 and the Russia-Ukraine conflict.

Cloud segment (comprised of Alibaba Cloud and DingTalk) – Adjusted EBITA of Cloud segment, which comprised of Alibaba Cloud and DingTalk, was a profit of RMB1,146 million (US$181 million) in fiscal year 2022, compared to a loss of RMB2,251 million in fiscal year 2021, primarily attributable to the realization of economies of scale, partly offset by our increased investments in DingTalk.

Digital media and entertainment segment – Adjusted EBITA in fiscal year 2022 was a loss of RMB4,690 million (US$740 million), compared to a loss of RMB6,118 million in fiscal year 2021, primarily due to our disciplined investment in content and production capability, which resulted in narrowing of losses of Youku year-over-year.

Innovation initiatives and others segment – Adjusted EBITA in fiscal year 2022 was a loss of RMB7,129 million (US$1,125 million), compared to a loss of RMB5,201 million in fiscal year 2021, primarily due to our investments in technology and innovation.

Interest and investment income, net

Interest and investment income, net in fiscal year 2022 was a loss of RMB15,702 million (US$2,477 million), compared to a gain of RMB72,794 million in fiscal year 2021, primarily due to the net losses arising from decrease in market prices of our listed equity investments in publicly-traded companies, compared to net gains from these investments in fiscal year 2021.

The above-mentioned gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in fiscal year 2022 was RMB10,523 million (US$1,660 million), compared to RMB7,582 million in fiscal year 2021, primarily due to the increase in net exchange gain.

Income tax expenses

Income tax expenses in fiscal year 2022 were RMB26,815 million (US$4,230 million), compared to RMB29,278 million in fiscal year 2021.

Excluding share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments, as well as the deferred tax effects on basis differences arising from equity method investees, our effective tax rate would have been 21% in fiscal year 2022.

Share of results of equity method investees

Share of results of equity method investees in fiscal year 2022 was RMB14,344 million (US$2,263 million), compared to RMB6,984 million in fiscal year 2021. Share of results of equity method investees in fiscal year 2022 and prior year consisted of the following:

	Year ended March 31,
	2021	2022
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	19,693	24,084	3,799
- Others	(1,016)	(89)	(14)
Impairment loss	(7,256)	(6,201)	(978)
Others(1)	(4,437)	(3,450)	(544)
Total	6,984	14,344	2,263

(1)	“Others” mainly include amortization of intangible assets of equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the dilution of our investment in equity method investees.

We record our share of results of all equity method investees one quarter in arrears. In connection with our share of profit of Ant Group, although Ant Group’s operating profit decreased year-over-year, our share of profit of Ant Group was still an increase year-over-year, mainly due to Ant Group’s recognition during the twelve months ended December 31, 2021 of net gains attributable to the increases in fair values of certain overseas investments it previously made. The increase in share of results of other equity method investees was mainly due to the overall improvement in financial performance of our equity method investees.

Net income and Non-GAAP net income

Our net income in fiscal year 2022 was RMB47,079 million (US$7,427 million), compared to RMB143,284 million in fiscal year 2021. The year-over-year decrease was primarily due to the net losses arising from decreases in the market prices of our equity investments in publicly-traded companies, compared to net gains from these investments in last year.

Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP net income in fiscal year 2022 was RMB136,388 million (US$21,515 million), a decrease of 21% compared to RMB171,985 million in fiscal year 2021. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in fiscal year 2022 was RMB61,959 million (US$9,774 million), compared to RMB150,308 million in fiscal year 2021. The year-over-year decrease was primarily due to the net losses arising from decreases in the market prices of our equity investments in publicly-traded companies, compared to net gains from these investments in last year.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in fiscal year 2022 was RMB22.74 (US$3.59), a decrease of 58% compared to RMB54.70 in fiscal year 2021. Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP diluted earnings per ADS in fiscal year 2022 was RMB52.69 (US$8.31), a decrease of 19% compared to RMB65.15 in fiscal year 2021.

Diluted earnings per share in fiscal year 2022 was RMB2.84 (US$0.45 or HK$3.50), a decrease of 58% compared to RMB6.84 in fiscal year 2021. Excluding the Anti-monopoly Fine, share-based compensation expense, revaluation and disposal gains/losses of investments, impairment of goodwill and investments and certain other items, non-GAAP diluted earnings per share in fiscal year 2022 was RMB6.59 (US$1.04 or HK$8.13), a decrease of 19%, compared to RMB8.14 in the fiscal year 2021.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash, cash equivalents and short-term investments

As of March 31, 2022, cash, cash equivalents and short-term investments were RMB446,412 million (US$70,420 million), compared to RMB473,638 million as of March 31, 2021. The decrease in cash, cash equivalents and short-term investments during the year ended March 31, 2022 was primarily due to cash used in repurchase of ordinary shares of RMB61,225 million (US$9,658 million), cash used in investment and acquisition activities of RMB52,848 million (US$8,337 million) and repayment of unsecured senior notes of US$1,500 million, partly offset by the free cash flow generated from operations of RMB98,874 million (US$15,597 million).

Net cash from operating activities and free cash flow

Net cash provided by operating activities in fiscal year 2022 was RMB142,759 million (US$22,520 million), a decrease of 38% compared to RMB231,786 million in the fiscal year 2021. Free cash flow decreased by 43% in fiscal year 2022 to RMB98,874 million (US$15,597 million), from RMB172,662 million in fiscal year 2021, mainly due to a decrease in profit and the full payment in the amount of RMB18,228 million of the Anti-monopoly Fine. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During fiscal year 2022, net cash used in investing activities of RMB198,592 million (US$31,327 million) primarily reflected (i) an increase in short-term investments by RMB106,984 million (US$16,876 million), (ii) capital expenditures of RMB53,309 million (US$8,409 million), which included cash outflow for acquisition of land use rights and construction in progress relating to office campuses of RMB11,281 million (US$1,780 million), as well as (iii) cash outflow of RMB52,848 million (US$8,337 million) for investment and acquisition activities. These cash outflows were partially offset by cash inflow of RMB15,468 million (US$2,440 million) from disposal of investments.

Net cash used in financing activities

During fiscal year 2022, net cash used in financing activities of RMB64,449 million (US$10,167 million) primarily reflected cash used in repurchase of ordinary shares of RMB61,225 million (US$9,658 million) and repayment of unsecured senior notes of US$1,500 million, partially offset by the net cash inflow from transactions with noncontrolling interests of RMB3,953 million (US$624 million).

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Hong Kong Time) on May 26, 2022.

Details of the conference call are as follows:

International: +65 6780 1201

U.S.: +1 332 208 9458

U.K.: +44 20 3692 8123

Hong Kong SAR: +852 3018 8307

China Landline: 800 820 2079

China Mobile: 400 820 6895

Conference ID: 1388446 (English)
Conference ID: 5973677 (simultaneous interpretation in Chinese, listen only mode)

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on May 26, 2022 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Rob Lin

Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts:

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.3393 to US$1.00, the exchange rate on March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.81101 to HK$1.00, the middle rate on March 31, 2022 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek, ” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business and its revenue, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s ability to maintain the trusted status of its ecosystem; risks associated with sustained investments in Alibaba’s business, strategic acquisitions and investments; Alibaba’s ability to maintain or grow its revenue or business; Alibaba’s ability to continue to compete effectively and maintain and improve the network effects of its ecosystem; company culture; Alibaba’s ability to continue to innovate; risks and challenges associated with operating a complex and large-scale company; risks associated with our acquisitions, investments and alliances; risks associated with expanding our international and cross-border businesses and operations; uncertainties arising from competition among countries and geopolitical tensions, including protectionist or national security policies; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations (including in the areas of anti-monopoly and unfair competition); risks associated with the performance and regulatory environment of our business partners, including but not limited to Ant Group; privacy and data protection regulations and concerns; security breaches; fluctuations in general economic and business conditions in China and globally; impacts of the COVID-19 pandemic and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets, depreciation and impairment of property and equipment, operating lease cost relating to land use rights and impairment of goodwill, and iii) a fine imposed pursuant to China’s Anti-monopoly Law, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, interest expense, other income, net, income tax expenses and share of results of equity method investees, (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization of intangible assets and impairment of goodwill, and iii) a fine imposed pursuant to China’s Anti-monopoly Law, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization of intangible assets, impairment of goodwill and investments, a fine imposed pursuant to China’s Anti-monopoly Law, gain or loss on deemed disposals/disposals/revaluation of investments and others, as adjusted for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets, as well as adjustments to exclude from net cash provided by operating activities the consumer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude consumer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating consumers for claims against merchants.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	187,395	204,052	32,188	717,289	853,062	134,567
Cost of revenue	(125,454)	(138,945)	(21,918)	(421,205)	(539,450)	(85,096)
Product development expenses	(13,302)	(10,944)	(1,726)	(57,236)	(55,465)	(8,749)
Sales and marketing expenses	(25,153)	(27,200)	(4,291)	(81,519)	(119,799)	(18,898)
General and administrative expenses	(27,734)	(7,415)	(1,169)	(55,224)	(31,922)	(5,036)
Amortization of intangible assets	(3,415)	(2,831)	(447)	(12,427)	(11,647)	(1,837)
Impairment of goodwill	—	—	—	—	(25,141)	(3,966)

(Loss) Income from operations	(7,663)	16,717	2,637	89,678	69,638	10,985
Interest and investment income, net	111	(36,708)	(5,791)	72,794	(15,702)	(2,477)
Interest expense	(1,160)	(1,189)	(188)	(4,476)	(4,909)	(774)
Other income, net	2,115	1,620	256	7,582	10,523	1,660

(Loss) Income before income tax and share of results of equity method investees	(6,597)	(19,560)	(3,086)	165,578	59,550	9,394
Income tax expenses	(7,049)	(2,079)	(328)	(29,278)	(26,815)	(4,230)
Share of results of equity method investees	5,992	3,282	518	6,984	14,344	2,263

Net (loss) income	(7,654)	(18,357)	(2,896)	143,284	47,079	7,427
Net loss attributable to noncontrolling interests(1)	2,288	2,241	354	7,294	15,170	2,393

Net (loss) income attributable to Alibaba Group Holding Limited(1)	(5,366)	(16,116)	(2,542)	150,578	62,249	9,820

Accretion of mezzanine equity	(113)	(125)	(20)	(270)	(290)	(46)
Net (loss) income attributable to ordinary shareholders(1)	(5,479)	(16,241)	(2,562)	150,308	61,959	9,774

(Loss) Earnings per share attributable to ordinary shareholders(1) (2)
Basic	(0.25)	(0.76)	(0.12)	6.95	2.87	0.45
Diluted	(0.25)	(0.76)	(0.12)	6.84	2.84	0.45

(Loss) Earnings per ADS attributable to ordinary shareholders(1) (2)
Basic	(2.02)	(6.07)	(0.96)	55.63	22.99	3.63
Diluted	(1.99)	(6.07)	(0.96)	54.70	22.74	3.59

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(2)
Basic	21,652	21,401		21,619	21,558
Diluted	22,024	21,401		21,982	21,787

(1)	See "Full Fiscal Year Summary Financial Results" within this results announcement for more information about the attribution of a goodwill impairment charge to noncontrolling interests.

(2)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
China commerce(1)	130,391	140,330	22,137	501,683	592,705	93,497
International commerce(2)	13,416	14,335	2,261	48,851	61,078	9,635
Local consumer services(3)	8,123	10,445	1,647	35,442	43,491	6,861
Cainiao(4)	9,959	11,582	1,827	37,258	46,107	7,273
Cloud(5)	16,865	18,971	2,993	60,558	74,568	11,763
Digital media and entertainment(6)	8,047	8,005	1,263	31,186	32,272	5,091
Innovation initiatives and others(7)	594	384	60	2,311	2,841	447

Total	187,395	204,052	32,188	717,289	853,062	134,567

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “March Quarter Information by Segments” and “Full Fiscal Year Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

(1)	Revenue from China commerce is primarily generated from our China commerce retail business, including Taobao, Tmall, Sun Art, Tmall Supermarket and Freshippo, as well as China commerce wholesale business including 1688.com.

(2)	Revenue from International commerce is primarily generated from our international commerce retail business, including Lazada and AliExpress, as well as our international commerce wholesale business including Alibaba.com.

(3)	Revenue from Local consumer services is primarily generated from Ele.me.

(4)	Revenue from Cainiao is primarily generated from our domestic and international one-stop-shop logistics services and supply chain management solutions.

(5)	Revenue from Cloud is primarily generated from the provision of services, such as elastic computing, database, storage, network virtualization services, large scale computing, security, management and application services, big data analytics, a machine learning platform and IoT services.

(6)	Revenue from Digital media and entertainment is primarily generated from Youku and other content platforms, as well as online games business.

(7)	Revenue from Innovation initiatives and others is primarily generated from businesses such as Tmall Genie and other innovation initiatives. Other revenue also includes SME annual fee received from Ant Group and its affiliates.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
China commerce	36,165	32,471	5,123	197,135	172,219	27,167
International commerce	(3,416)	(1,918)	(303)	(9,361)	(10,655)	(1,681)
Local consumer services	(9,443)	(6,503)	(1,026)	(29,100)	(30,485)	(4,809)
Cainiao	(1,089)	(1,081)	(171)	(3,964)	(3,920)	(618)
Cloud	(2,337)	598	94	(12,479)	(5,167)	(815)
Digital media and entertainment	(3,565)	(2,170)	(342)	(10,321)	(7,019)	(1,107)
Innovation initiatives and others	(2,135)	(2,727)	(430)	(7,802)	(9,424)	(1,487)
Unallocated	(21,843)	(1,953)	(308)	(34,430)	(35,911)	(5,665)

Total	(7,663)	16,717	2,637	89,678	69,638	10,985

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance (see “March Quarter Information by Segments” and “Full Fiscal Year Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
China commerce	39,500	32,149	5,071	213,562	182,114	28,728
International commerce	(2,483)	(2,563)	(404)	(4,932)	(8,991)	(1,418)
Local consumer services	(6,633)	(5,483)	(865)	(16,276)	(21,775)	(3,435)
Cainiao	(585)	(912)	(144)	(813)	(1,465)	(231)
Cloud	(342)	276	44	(2,251)	1,146	181
Digital media and entertainment	(2,698)	(1,966)	(310)	(6,118)	(4,690)	(740)
Innovation initiatives and others	(1,648)	(2,452)	(387)	(5,201)	(7,129)	(1,125)
Unallocated	(2,499)	(3,238)	(511)	(7,518)	(8,813)	(1,390)

Total	22,612	15,811	2,494	170,453	130,397	20,570

Starting from the quarter ended December 31, 2021, our CODM started to review information under a new reporting structure, and segment reporting is updated to conform to this change, which also provides greater transparency in our business progress and financial performance, (see “March Quarter Information by Segments” and “Full Fiscal Year Information by Segments” above). Comparative figures were reclassified to conform to this presentation.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of March 31,
	2021	2022
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	321,262	189,898	29,956
Short-term investments	152,376	256,514	40,464
Restricted cash and escrow receivables	35,207	37,455	5,908
Equity securities and other investments	9,807	8,673	1,368
Prepayments, receivables and other assets(1)	124,708	145,995	23,030
Total current assets	643,360	638,535	100,726

Equity securities and other investments	237,221	223,611	35,274
Prepayments, receivables and other assets	98,432	113,147	17,849
Investment in equity method investees	200,189	219,642	34,648
Property and equipment, net	147,412	171,806	27,102
Intangible assets, net	70,833	59,231	9,343
Goodwill	292,771	269,581	42,525
Total assets	1,690,218	1,695,553	267,467

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	3,606	8,841	1,395
Current unsecured senior notes	9,831	—	—
Income tax payable	25,275	21,753	3,431
Accrued expenses, accounts payable and other liabilities	261,140	271,460	42,822
Merchant deposits	15,017	14,747	2,326
Deferred revenue and customer advances	62,489	66,983	10,566
Total current liabilities	377,358	383,784	60,540

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of March 31,
	2021	2022
	RMB	RMB	US$

	(in millions)
Deferred revenue	3,158	3,490	551
Deferred tax liabilities	59,598	61,706	9,734
Non-current bank borrowings	38,335	38,244	6,033
Non-current unsecured senior notes	97,381	94,259	14,869
Other liabilities	30,754	31,877	5,028
Total liabilities	606,584	613,360	96,755

Commitments and contingencies	—	—	—

Mezzanine equity	8,673	9,655	1,523

Shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	394,308	410,506	64,755
Treasury shares at cost	—	(2,221)	(350)
Subscription receivables	(47)	(46)	(7)
Statutory reserves	7,347	9,839	1,552
Accumulated other comprehensive loss	(19,063)	(33,157)	(5,230)
Retained earnings	554,924	563,557	88,899

Total shareholders’ equity	937,470	948,479	149,619
Noncontrolling interests	137,491	124,059	19,570

Total equity	1,074,961	1,072,538	169,189

Total liabilities, mezzanine equity and equity	1,690,218	1,695,553	267,467

(1)	Includes a dividend receivable from Ant Group in the amount of RMB3,945 million (US$622 million). Ant Group declared a dividend to its shareholders in March 2022 following shareholder approval.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by (used in) operating activities	24,183	(7,040)	(1,111)	231,786	142,759	22,520
Net cash used in investing activities	(27,701)	(87,254)	(13,764)	(244,194)	(198,592)	(31,327)
Net cash provided by (used in) financing activities	30,270	(10,614)	(1,675)	30,082	(64,449)	(10,167)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	1,149	(913)	(143)	(7,187)	(8,834)	(1,394)

Increase (decrease) in cash and cash equivalents, restricted cash and escrow receivables	27,901	(105,821)	(16,693)	10,487	(129,116)	(20,368)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	328,568	333,174	52,557	345,982	356,469	56,232

Cash and cash equivalents, restricted cash and escrow receivables at end of period	356,469	227,353	35,864	356,469	227,353	35,864

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net (loss) income	(7,654)	(18,357)	(2,896)	143,284	47,079	7,427
Adjustments to reconcile net (loss) income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(111)	36,708	5,791	(72,794)	15,702	2,477
Interest expense	1,160	1,189	188	4,476	4,909	774
Other income, net	(2,115)	(1,620)	(256)	(7,582)	(10,523)	(1,660)
Income tax expenses	7,049	2,079	328	29,278	26,815	4,230
Share of results of equity method investees	(5,992)	(3,282)	(518)	(6,984)	(14,344)	(2,263)
(Loss) Income from operations	(7,663)	16,717	2,637	89,678	69,638	10,985
Share-based compensation expense	8,632	(3,737)	(590)	50,120	23,971	3,782
Amortization of intangible assets	3,415	2,831	447	12,427	11,647	1,837
Fine imposed pursuant to China’s Anti-monopoly Law	18,228	—	—	18,228	—	—
Impairment of goodwill	—	—	—	—	25,141	3,966
Adjusted EBITA	22,612	15,811	2,494	170,453	130,397	20,570
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	7,286	7,562	1,193	26,389	27,808	4,386
Adjusted EBITDA	29,898	23,373	3,687	196,842	158,205	24,956

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net (loss) income to non-GAAP net income for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net (loss) income	(7,654)	(18,357)	(2,896)	143,284	47,079	7,427
Adjustments to reconcile net (loss) income to non-GAAP net income:
Share-based compensation expense	8,632	(3,737)	(590)	50,120	23,971	3,782
Amortization of intangible assets	3,415	2,831	447	12,427	11,647	1,837
Impairment of goodwill and investments	532	5,303	837	14,737	40,264	6,351
Loss (Gain) on deemed disposals/disposals/ revaluation of investments and others	3,085	37,845	5,970	(66,305)	21,671	3,419
Fine imposed pursuant to China’s Anti-monopoly Law	18,228	—	—	18,228	—	—
Tax effects (1)	(22)	(4,086)	(645)	(506)	(8,244)	(1,301)

Non-GAAP net income	26,216	19,799	3,123	171,985	136,388	21,515

(1)	Tax effects primarily comprises tax effects relating to share-based compensation expense, amortization of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted (loss) earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net (loss) income attributable to ordinary shareholders – basic	(5,479)	(16,241)	(2,562)	150,308	61,959	9,774
Dilution effect on earnings arising from option plans operated by equity method investees and subsidiaries	(2)	(8)	(1)	(55)	(37)	(6)
Net (loss) income attributable to ordinary shareholders – diluted	(5,481)	(16,249)	(2,563)	150,253	61,922	9,768
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	33,870	37,703	5,948	28,701	81,593	12,871

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	28,389	21,454	3,385	178,954	143,515	22,639

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(4)	22,024	21,599		21,982	21,787

Diluted (loss) earnings per share(2)(4)	(0.25)	(0.76)	(0.12)	6.84	2.84	0.45

Non-GAAP diluted earnings per share(3)(4)	1.29	0.99	0.16	8.14	6.59	1.04

Diluted (loss) earnings per ADS(2)(4)	(1.99)	(6.07)	(0.96)	54.70	22.74	3.59

Non-GAAP diluted earnings per ADS(3)(4)	10.32	7.95	1.25	65.15	52.69	8.31

(1)	See the table above for the reconciliation of net (loss) income to non-GAAP net income for more information of these non-GAAP adjustments.

(2)	Diluted (loss) earnings per share is derived from net (loss) income attributable to ordinary shareholders for computing diluted (loss) earnings per share divided by weighted average number of shares on a diluted basis. Diluted (loss) earnings per ADS is derived from the diluted (loss) earnings per share after adjustment to the ordinary share-to-ADS ratio.

(3)	Non-GAAP diluted earnings per share is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share divided by weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjustment to the ordinary share-to-ADS ratio.

(4)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended March 31,			Year ended March 31,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by (used in) operating activities	24,183	(7,040)	(1,111)	231,786	142,759	22,520
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(6,043)	(9,201)	(1,451)	(36,160)	(42,028)	(6,630)
Less: Acquisition of intangible assets	(2)	—	—	(1,735)	(15)	(2)
Less: Changes in the consumer protection fund deposits	(18,796)	1,171	185	(21,229)	(1,842)	(291)

Free cash flow	(658)	(15,070)	(2,377)	172,662	98,874	15,597